Exhibit 99.3

Investor Relations	Media Relations
Monish Bahl	Lorretta Gasper
CDC Corporation	CDC Corporation
678-259-8510	678-259-8631
mbahl@cdcsoftware.com	lgasper@cdcsoftware.com

CDC Software Recognized for Best ERP Soluton for Process

Manufacturing in China among Other Key Awards

SHANGHAI – Dec. 21 2009 – CDC Software Corporation (NASDAQ: CDCS), a global provider of enterprise software applications and services, today announced it has won three major IT awards at the Annual Conference of Economy & IT Applications 2009 held in Beijing on Dec. 18 and sponsored by the China Software Industry Association (CSIA) and the China Federation of IT Promotion (CFIP).

CDC Software was recognized as the “Top 10 Application Software Vendor,” “Best ERP Solution in the Processing Industry”, and Edmund Lau, vice president of Greater China for CDC Software, was named “Top 10 IT Leader.”

Separately, CDC Software also won 4 of the Top 10 awards at the “2009 IT Leader Summit” and “Annual Top Lists of Business Software in China” ceremony held in Shanghai on December 10, 2009. That event was co-sponsored by the China Software Industry Association (CSIA) and AMT, the leading portal in China focused on IT and management. CDC Software won in the Top 10 categories for Enterprise Resource Planning (ERP), Human Resource Management (HRM), Pharmaceutical Industry solution provider and Fast Moving Consumer Goods (FMCG) Industry solution provider. In addition, Edmund Lau of CDC Software was awarded “2009 Outstanding Contributor,” to the China software industry.

China Software Industry Association is an organization led by Ministry of Industry and Information of the People’s Republic of China. CFIP is an information exchange and IT promotion organization established under the approval of the Ministry of Industry and Information Technology.

“We are very honored to receive these prestigious awards,” said Bruce Cameron, president of CDC Software. “These awards recognize CDC Software’s growth and success in the enterprise market in China, its powerful and innovative vertical solutions especially in the process manufacturing industry and the strong leadership and software expertise of Edmund Lau. These awards are a testament to what we believe are successful strategies and an extensive technology and business infrastructure that are helping to position us strongly for long-term growth in China.”

About CDC Software

CDC Software (NASDAQ: CDCS), The Customer-Driven Company™, is a provider of enterprise software applications and services designed to help organizations deliver a superior customer experience, while increasing efficiencies and profitability. CDC Software provides customers with maximum flexibility in their solutions through multiple deployment options which best fit their business needs. Leveraging a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions such as on-premise, cloud-based or hybrid (blending of the two options) deployment offerings. CDC Software's product suite includes: CDC Factory (manufacturing operations management), Activplant (enterprise manufacturing intelligence), CDC Ross ERP (enterprise resource planning), CDC Supply Chain (supply chain management , warehouse management and order management),CDC xAlerts (real-time supply chain event management), CDC Power (discrete ERP), CDC eCommerce, CDC NFP/NGO, CDC Pivotal CRM and Saratoga CRM (customer relationship management), CDC Respond (customer complaint and feedback management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, CDC HRM (human resources) and business analytics solutions.

These industry-specific solutions are used by more than 6,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, wholesale and retail distribution industries. The company completes its offerings with a full continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, technical support and IT consulting. For more information, please visit www.cdcsoftware.com.

About CDC Corporation

The CDC family of companies includes CDC Software (NASDAQ: CDCS) focused on enterprise software applications and services, CDC Global Services focused on IT consulting services, and outsourced R&D and application development, CDC Games focused on online games, and China.com China.com, Inc. (HKGEM:8006) focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements include those relating to our beliefs about our strategies, technologies and business infrastructure and our planned expansion in China, and are based on management's current expectations and are subject to risks and uncertainties and changes in circumstances. Factors that could cause actual results to differ materially from those anticipated in the forward looking statements include the conditions of the enterprise software industry in Greater China; rules and regulations affecting software in Greater China; the continued ability of the company's enterprise software unit to provide products which address industry-specific requirements; demand for and market acceptance of new and existing enterprise software; and developmental delays for enterprise software products. Further information on risks or other factors that could cause results to differ is detailed in our filings or submissions with the United States Securities and Exchange Commission, and those of our ultimate parent company, CDC Corporation, located at www.sec.gov. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance.